(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: April 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	AMERICAN SOFTWARE, INC.

Former Name if Applicable:	N/A

Address of Principal Executive Office (Street and Number)	470 East Paces Ferry Road, N. E, Atlanta, Georgia 30305

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, N-SAR, or N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

Management has worked diligently to complete and file in a timely manner the Registrant’s Annual Report on Form 10-K for the fiscal year ended April 30, 2005 (the “Form 10-K”). However, recent developments relating to the Registrant’s accounting for income taxes may necessitate restatement of the Registrant’s unaudited financial statements for one or more of the first three quarters of that fiscal year and have caused corresponding delays in completion of the audit of its annual financial statements for that fiscal year. These restatements will result in changes in the Registrant’s originally announced earnings and earnings per share for the fiscal year ended April 30, 2005. The completion of the Registrant’s annual audit, and any restatements of the Registrant’s first three fiscal quarter financial statements and corresponding amendments to its Forms 10-Q for those periods, will not occur in sufficient time for the Registrant to: (i) complete its financial statements, (ii) assure that the information presented in the Form 10-K complies with the requirements of the form and applicable federal securities laws and regulations, and (iii) file the Form 10-K, within the prescribed period without unreasonable delay and expense.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Vincent C. Klinges (Name)	(Area Code)	404/261-4381 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN SOFTWARE, INC.

             (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 14, 2005	By:	/s/ Vincent C. Klinges

Name and Title: Vincent C. Klinges,
Chief Financial Officer of American Software, Inc.